July 3, 2024

Ilan Levin
Chief Executive Officer
Biomotion Sciences
250 Park Avenue, 7th Floor
New York, NY 10177

        Re: Biomotion Sciences
            Amendment No. 1 to Registration Statement on Form S-4
            Filed June 24, 2024
            File No. 333-279281
Dear Ilan Levin:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Questions and Answers About the Proposals
Q: What interests do our Sponsor, current officers, directors and advisors have in the Business
Combination?, page 14

1. We note your response to prior comment 7 and reissue. Please clarify here and elsewhere as appropriate if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
 July 3, 2024
Page 2
Summary of the Proxy Statement/Prospectus
Silexion, page 25

2. Please revise where you discuss the results of the Phase 1 and 2 clinical trials for Loder to state whether the trials met their primary and secondary endpoints and whether the trials were powered for statistical significance, and if so, state so and provide the p-values.
Information About Silexion
Pre-Clinical Studies, page 163

3. We note your revised disclosure in response to prior comment 22. Please further revise to describe the pre-clinical studies and data relied upon in determining to advance SIL-204B into clinical development rather than the first-generation product. Phase 2 Clinical Study, page 165

4. We note your response to prior comment 24 and reissue in part. Please revise to state whether the Phase 2 Clinical Study met its endpoints.

       Please contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Brian N. Wheaton, Esq.